August 1, 2007

Robert Babula
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington , D.C. 20549-0404

Re:	Response to Comment Letter dated July 26, 2007 regarding Sonic Automotive, Inc. Form 10-K for the year ended December 31, 2006 (File No. 1-13395) (the “Comment Letter”)

Dear Mr. Babula:

As we discussed, Sonic Automotive, Inc. intends to file its response to the Comment Letter on or before Friday, August 24, 2007. Please feel free to call me with any questions.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Thomas H. O’Donnell, Jr.
Thomas H. O’Donnell, Jr.

Cc:	David Cosper
Stephen K. Coss, Esq.